------------------------------
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                                                  ------------------------------
                                                  OMB Number:          3235-0145
                                                  Expires:     November 30, 1999
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                                                  hours per response:      14.90
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*


                                 Forcenergy Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   345206 20 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Cannon Y. Harvey                              Robert M. Swysgood, Esq.
The Anschutz Corporation                      The Anschutz Corporation
555 Seventeenth Street, Suite 2400            555 Seventeenth Street, Suite 2400
Denver, CO  80202                             Denver, CO  80202
(303) 298-1000                                (303) 298-1000


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 15, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                SEC 1746 (11-99)

CUSIP Number:  345206 20 5

--------------------------------------------------------------------------------
1.            Names of Reporting Persons
              I.R.S. Identification Nos. of Above Persons (entities only)

                            The Anschutz Corporation
--------------------------------------------------------------------------------
2.            Check  the   Appropriate   Box  if  a  Member  of  a  Group   (See
              Instructions)

                                                                        (a)  /X/
                                                                        (b)  / /
--------------------------------------------------------------------------------
3.            SEC Use Only

--------------------------------------------------------------------------------
4.            Source of Funds (See Instructions)
                                       00

--------------------------------------------------------------------------------
5.           Check if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(d) or 2(e)                                           / /

--------------------------------------------------------------------------------
6.           Citizenship or Place of Organization
                                     Kansas

--------------------------------------------------------------------------------
Number of                              7.   Sole Voting Power                  0
Shares                                 -----------------------------------------
Beneficially                           8.   Shared Voting Power        6,489,288
Owned by                               -----------------------------------------
Each Reporting                         9.   Sole Dispositive Power             0
Person With                            -----------------------------------------
                                       10.  Shared Dispositive Power   6,489,288
--------------------------------------------------------------------------------
11.          Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,489,288
--------------------------------------------------------------------------------
12.          Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)                             / /
--------------------------------------------------------------------------------
13.          Percent of Class Represented by Amount in Row (11)

                                      26.5%
--------------------------------------------------------------------------------
14.          Type of Reporting Person  (See Instructions)

                                       CO
--------------------------------------------------------------------------------

CUSIP Number:  345206 20 5

--------------------------------------------------------------------------------
1.            Names of Reporting Persons
              I.R.S. Identification Nos. of Above Persons (entities only)

                            Anschutz Company
--------------------------------------------------------------------------------
2.            Check  the   Appropriate   Box  if  a  Member  of  a  Group   (See
              Instructions)

                                                                        (a)  /X/
                                                                        (b)  / /
--------------------------------------------------------------------------------
3.            SEC Use Only

--------------------------------------------------------------------------------
4.            Source of Funds (See Instructions)
                                       00

--------------------------------------------------------------------------------
5.           Check if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(d) or 2(e)                                           / /

--------------------------------------------------------------------------------
6.           Citizenship or Place of Organization
                                     Delaware

--------------------------------------------------------------------------------
Number of                              7.   Sole Voting Power                  0
Shares                                 -----------------------------------------
Beneficially                           8.   Shared Voting Power        6,489,288
Owned by                               -----------------------------------------
Each Reporting                         9.   Sole Dispositive Power             0
Person With                            -----------------------------------------
                                       10.  Shared Dispositive Power   6,489,288
--------------------------------------------------------------------------------
11.          Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,489,288
--------------------------------------------------------------------------------
12.          Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)                             / /
--------------------------------------------------------------------------------
13.          Percent of Class Represented by Amount in Row (11)

                                      26.5%
--------------------------------------------------------------------------------
14.          Type of Reporting Person  (See Instructions)

                                       CO
--------------------------------------------------------------------------------

CUSIP Number:  345206 20 5

--------------------------------------------------------------------------------
1.            Names of Reporting Persons
              I.R.S. Identification Nos. of Above Persons (entities only)

                            Philip F. Anschutz
--------------------------------------------------------------------------------
2.            Check  the   Appropriate   Box  if  a  Member  of  a  Group   (See
              Instructions)

                                                                        (a)  /X/
                                                                        (b)  / /
--------------------------------------------------------------------------------
3.            SEC Use Only

--------------------------------------------------------------------------------
4.            Source of Funds (See Instructions)
                                       00

--------------------------------------------------------------------------------
5.           Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               / /

--------------------------------------------------------------------------------
6.           Citizenship or Place of Organization
                            United States of America

--------------------------------------------------------------------------------
Number of                              7.   Sole Voting Power                  0
Shares                                 -----------------------------------------
Beneficially                           8.   Shared Voting Power        6,489,288
Owned by                               -----------------------------------------
Each Reporting                         9.   Sole Dispositive Power             0
Person With                            -----------------------------------------
                                       10.  Shared Dispositive Power   6,489,288
--------------------------------------------------------------------------------
11.          Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,489,288
--------------------------------------------------------------------------------
12.          Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)                             / /
--------------------------------------------------------------------------------
13.          Percent of Class Represented by Amount in Row (11)

                                      26.5%
--------------------------------------------------------------------------------
14.          Type of Reporting Person  (See Instructions)

                                       IN
--------------------------------------------------------------------------------

CUSIP Number:  345206 20 5

--------------------------------------------------------------------------------
1.            Names of Reporting Persons
              I.R.S. Identification Nos. of Above Persons (entities only)

                           Anschutz Investment Company
--------------------------------------------------------------------------------
2.            Check  the   Appropriate   Box  if  a  Member  of  a  Group   (See
              Instructions)

                                                                        (a)  /X/
                                                                        (b)  / /
--------------------------------------------------------------------------------
3.            SEC Use Only

--------------------------------------------------------------------------------
4.            Source of Funds (See Instructions)
                                       00

--------------------------------------------------------------------------------
5.           Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               / /

--------------------------------------------------------------------------------
6.           Citizenship or Place of Organization
                                    Colorado

--------------------------------------------------------------------------------
Number of                              7.   Sole Voting Power                  0
Shares                                 -----------------------------------------
Beneficially                           8.   Shared Voting Power              932
Owned by                               -----------------------------------------
Each Reporting                         9.   Sole Dispositive Power             0
Person With                            -----------------------------------------
                                       10.  Shared Dispositive Power         932
--------------------------------------------------------------------------------
11.          Aggregate Amount Beneficially Owned by Each Reporting Person

                                       932
--------------------------------------------------------------------------------
12.          Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares (See Instructions)                             / /
--------------------------------------------------------------------------------
13.          Percent of Class Represented by Amount in Row (11)

                                      0.0%
--------------------------------------------------------------------------------
14.          Type of Reporting Person  (See Instructions)

                                       CO
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND THE ISSUER

                  The title of the class of equity securities to which this statement relates is:

                  Common Stock, par value $.01 per share ("Common Stock"), of Forcenergy Inc., a Delaware corporation (the "Company")

                  The name of the issuer and address of the Company's principal executive officers are:
                  Forcenergy Inc.
                  2730 S.W. 3rd. Ave., Suite 800
                  Miami, Florida  33129
                  (305) 856-8500

ITEM 2.           IDENTITY AND BACKGROUND

                  This statement is filed on behalf of The Anschutz Corporation, a Kansas corporation ("TAC"), Anschutz Company, a Delaware corporation ("AC"),
Anschutz Investment Company, a Colorado corporation ("AIC"), and Philip F. Anschutz ("Anschutz"). Anschutz owns 100% of the outstanding common stock of AC, AC owns 100% of the outstanding common stock of TAC, and TAC owns 100% of the outstanding common stock of AIC. Anschutz may be deemed to control TAC , AC, and AIC.

                  The name, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of TAC, AC, AIC, Anschutz and each executive officer and director of TAC, AC or AIC as the case may be, are set forth below. Unless otherwise noted, each individual listed below is a citizen of the United States of America.

                   Present Principal Occupation         Business or
Filing Person      Or Employment                        Residence Address
-------------      ----------------------------         -----------------

TAC                                                     2400 Qwest Tower
                                                        555 Seventeenth Street
                                                        Denver, CO  80202
                                                        (303) 298-1000

AC                                                      2400 Qwest Tower
                                                        555 Seventeenth Street
                                                        Denver, CO  80202
                                                        (303) 298-1000

AIC                                                     2400 Qwest Tower
                                                        555 Seventeenth Street
                                                        Denver, CO 80202
                                                        (303) 298-1000

                   Present Principal Occupation         Business or
Filing Person      Or Employment                        Residence Address
-------------      ----------------------------         -----------------

Anschutz           Chairman and Director                2400 Qwest Tower
                   of  TAC; Chairman and                555 Seventeenth Street
                   Director of AC; Director             Denver, CO 80202
                   of AIC                               (303) 298-1000

C. Y. Harvey       President and Director of            2400 Qwest Tower
                   TAC; President and Director          555 Seventeenth Street
                   of  AC; Chairman and                 Denver, CO  80202
                   Director of AIC                      (303) 298-1000

M. A. Williams     Director and Executive Vice          2400 Qwest Tower
                   President of TAC; Director           555 Seventeenth Street
                   and Executive Vice President         Denver, CO  80202
                   of AC                                (303) 298-1000

C. D. Slater       Executive Vice President and         2400 Qwest Tower
                   Director of TAC; Executive           555 Seventeenth Street
                   Vice President and Director          Denver, CO  80202
                   of AC; President and                 (303) 298-1000
                   Director of AIC

D. L. Polson       Director, Vice President and         2400 Qwest Tower
                   Assistant Secretary of TAC;          555 Seventeenth Street
                   Director, Vice President and         Denver, CO  80202
                   Assistant Secretary of AC            (303) 298-1000

R. M. Jones        Vice President, General Counsel      2400 Qwest Tower
                   and Assistant Secretary of TAC;      555 Seventeenth Street
                   Vice President, General Counsel      Denver, CO  80202
                   and Assistant Secretary of AC;       (303) 298-1000
                   Vice President of AIC

W. J. Miller       Vice President of TAC                2400 Qwest Tower
                                                        555 Seventeenth Street
                                                        Denver, CO  80202
                                                        (303) 298-1000

W. N. Jones        Vice President of TAC                2400 Qwest Tower
                                                        555 Seventeenth Street
                                                        Denver, CO  80202
                                                        (303) 298-1000

                   Present Principal Occupation         Business or
Filing Person      Or Employment                        Residence Address
-------------      ----------------------------         -----------------

J. B. Parker       Vice President of TAC                2400 Qwest Tower
                                                        555 Seventeenth Street
                                                        Denver, CO  80202
                                                        (303) 298-1000

T. G. Kundert      Treasurer and Assistant              2400 Qwest Tower
                   Secretary of TAC; Treasurer          555 Seventeenth Street
                   and Assistant Secretary of AC;       Denver, CO  80202
                   Treasurer and Assistant              (303) 298-1000
                   Secretary of AIC

L. T. Wood         Secretary of TAC; Secretary          2400 Qwest Tower
                   of AC; Secretary of AIC              555 Seventeenth Street
                                                        Denver, CO  80202
                                                        (303) 298-1000

N. E. Holtz        Assistant Vice President and         2400 Qwest Tower
                   Assistant Secretary of TAC           555 Seventeenth Street
                                                        Denver, CO  80202
                                                        (303) 298-1000

S. M. Balano       Assistant Secretary of TAC           2400 Qwest Tower
                                                        555 Seventeenth Street
                                                        Denver, CO  80202
                                                        (303) 298-1000

P. S. Kahlstrom    Assistant Secretary of TAC           2400 Qwest Tower
                                                        555 Seventeenth Street
                                                        Denver, CO  80202
                                                        (303) 298-1000

S. T. Carpenter    Vice President of AIC                2400 Qwest Tower
                                                        555 Seventeenth Street
                                                        Denver, CO  80202
                                                        (303) 298-1000

R. L. Kline        Vice President of AIC                2400 Qwest Tower
                                                        555 Seventeenth Street
                                                        Denver, CO  80202
                                                        (303) 298-1000

                  During the past five years, none of TAC, AC, AIC, Anschutz and the executive officers and directors of TAC, AC, or AIC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  TAC, AC, AIC and their affiliated companies are principally engaged in investment in, and exploration and development of, natural resources, railroads, real estate development, telecommunications, technology, entertainment and professional sports.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On February 15, 2000, the effective date of the confirmed Chapter 11 Bankruptcy plan of reorganization for the Company (the "Plan"), TAC acquired beneficial ownership of 6,489,288 shares of Common Stock of the Company, of which 6,488,356 shares are owned directly and 932 shares are owned indirectly through AIC, TAC's wholly owned subsidiary. Prior to confirmation of the Plan, TAC directly acquired $105,311,000 in the Company's subordinated debt and indirectly acquired 23,300 shares of the Company's Common Stock through AIC. $47,256,000 of the subordinated debt was from the Company's 8.5% Senior Subordinated Notes and the remaining $58,055,000 was from the Company's 9.5% Senior Subordinated Notes. All of the debt and shares were acquired for investment purposes.

                  Under the Plan, TAC acquired 6,017,776 shares of the Company's Common Stock, as reorganized, for the $105,311,000 in subordinated debt claims. In addition, TAC committed to exercise rights to purchase warrants for 470,580 shares of the Company's Common Stock, as reorganized, at $10.00 per share. Also under the Plan, AIC received 932 shares of the Company's Common Stock, as reorganized, for AIC's interests represented by the 23,300 shares of the Company's Common Stock AIC had acquired prior to the Company's bankruptcy filing.

ITEM 4.           PURPOSE OF TRANSACTION

                  TAC and AIC acquired the 6,488,356 shares for investment purposes. TAC will continue to monitor and analyze the Company's operations and opportunities, general market conditions, and various other investment alternatives along with all other facts and circumstances in determining whether additional interests in the Company should be purchased. Additional shares of the Company's Common Stock may be acquired or sold in the open market or in private transactions. The Company has entered into a Registration Rights Agreement relating to the Common Stock held by TAC (and AIC). Except as disclosed in this Schedule 13D, none of the reporting entities currently have an agreement related to or which would otherwise result in any of the matters described in Items 4(a)-(j) of Schedule 13D. As TAC continues investigation of various investment opportunities, TAC may be involved in such matters and, depending on the facts and circumstances at that time, may formulate a plan with respect to such matters. In addition, the reporting parties may entertain discussions with and proposals to the Company, to other shareholders of the Company or to third parties, either at meetings of the Company's shareholders or through independent negotiations with third parties.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  As to the Company's Common Stock as reorganized, TAC is the direct beneficial owner of 6,488,356 shares and indirect beneficial owner of the 932 shares directly owned by AIC. AC and Anschutz are indirect beneficial owners of 6,489,288 shares. Based upon 24,000,000 shares outstanding, AIC beneficially owns less than .05% of the shares (i.e. 0.0% rounded to the nearest tenth of a percent), TAC beneficially owns 26.5% of the shares, and AC and Anschutz may be deemed to beneficially own 26.5% of the shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

                  TAC has committed to exercise rights to purchase warrants for 470,580 shares of the Company's common stock, as reorganized, at $10.00 per share. Accordingly, these shares have already been included as being beneficially owned by TAC (and AC and Anschutz). The warrants are immediately exercisable provided the Company: (1) registers the shares; (2) receives a no action letter from the SEC that the shares are exempt from registration; or (3) receives an opinion letter from counsel that the shares are exempt from registration.

ITEM 7.           MATERIAL TO BE FILES AS EXHIBITS

         Exhibit 1 Power of Attorney executed by Philip F. Anschutz appointing Robert M. Swysgood as attorney-in-fact.

         Exhibit 2         Agreement Re Joint Filing

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 25, 2000
------------------------
Date


THE ANSCHUTZ CORPORATION



By: Philip F. Anschutz
      Chairman


         /s/ Robert M. Swysgood
         --------------------------
         By: Robert M. Swysgood (1)
             Attorney-in-Fact




(1) Philip F. Anschutz executed a Power of Attorney that authorizes Robert M. Swysgood to sign this Schedule 13D on his behalf as an individual and on his behalf as Chairman of Anschutz Company, and on his behalf as Chairman of the Anschutz Corporation. A copy of the Power of Attorney is filed as Exhibit 1 to this Schedule 13D.

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 25, 2000
--------------------
Date


THE ANSCHUTZ COMPANY



By:  Philip F. Anschutz
     Chairman


         /s/ Robert M. Swysgood
         --------------------------
         By: Robert M. Swysgood (1)
             Attorney-in-Fact




(1) Philip F. Anschutz executed a Power of Attorney that authorizes Robert M. Swysgood to sign this Schedule 13D on his behalf as an individual and on his behalf as Chairman of Anschutz Company, and on his behalf as Chairman of the Anschutz Corporation. A copy of the Power of Attorney is filed as Exhibit 1 to this Schedule 13D.

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 25, 2000
------------------
Date


PHILIP F. ANSCHUTZ



         /s/ Robert M. Swysgood
         --------------------------
         By: Robert M. Swysgood (1)
             Attorney-in-Fact




(1) Philip F. Anschutz executed a Power of Attorney that authorizes Robert M. Swysgood to sign this Schedule 13D on his behalf as an individual and on his behalf as Chairman of Anschutz Company, and on his behalf as Chairman of the Anschutz Corporation. A copy of the Power of Attorney is filed as Exhibit 1 to this Schedule 13D.

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 25, 2000
---------------------------
Date


ANSCHUTZ INVESTMENT COMPANY



/s/ Scott T. Carpenter
----------------------
By: Scott T. Carpenter
    Vice President

                                    EXHIBIT 1
                                POWER OF ATTORNEY

         I, Philip F. Anschutz, hereby appoint Robert M. Swysgood, my true and lawful attorney-in-fact to:

         (1) execute for me and on my behalf, in my capacity as an individual and in my capacity as an officer and/or director of Anschutz Company and The Anschutz Corporation (the "Companies"), Forms 3, 4, and 5 and Schedules 13D and 13G and any Amendments thereto, in accordance with Sections 13 and 16 of the Securities Exchange Act of 1934 and the rules thereunder;

         (2) do and perform any and all acts for me and on my behalf which may be necessary or desirable to complete and execute any such Forms 3, 4, or 5 and Schedules 13D and 13G and any Amendments thereto and timely file such Form, Schedule or Amendment with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

         (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required by me, it being understood that the documents executed by the attorney-in-fact on my behalf pursuant to the Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in his discretion.

         I hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted as fully to all intents and purposes as I might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. I hereby acknowledge that the foregoing attorney-in-fact, in serving in such capacity at my request, is not assuming, nor are the Companies assuming, any of my responsibilities to comply with Section 13 or 16 of the Securities Exchange Act of 1934.

         This Power of Attorney shall remain in full force and effect until I am no longer required to file Forms 3, 4, and 5 and Schedules 13D and 13G and any Amendments thereto, unless I earlier revoke this Power of Attorney in a signed writing delivered to the attorney-in-fact.

         IN WITNESS WHEREOF, I hereby cause this Power of Attorney to be executed as of this 21st day of October, 1999.


                                             /s/ Philip F. Anschutz
                                             ----------------------
                                                 Philip F. Anschutz

                                    EXHIBIT 2
                            AGREEMENT RE JOINT FILING


         Each of the undersigned hereby agrees, as required pursuant to Rule 13d-1(f) (1) (iii) under the Securities and Exchange Act of 1934, that this
Schedule 13D is to be filed on behalf of each such party.


PHILIP F. ANSCHUTZ                          THE ANSCHUTZ CORPORATION



/s/ Robert M. Swysgood                      By:  Philip F. Anschutz
-------------------------                        Chairman
By: Robert M. Swysgood (1)
    Attorney-in-Fact

                                            /s/ Robert M. Swysgood
                                            --------------------------
                                            By: Robert M. Swysgood (1)
                                                Attorney-in-Fact


ANSCHUTZ INVESTMENT COMPANY                 THE ANSCHUTZ COMPANY



/s/ Scott T. Carpenter                      By: Philip F. Anschutz
-------------------------                       Chairman
Scott T. Carpenter
Vice President

                                            /s/ Robert M. Swysgood
                                            --------------------------
                                            By: Robert M. Swysgood (1)
                                                Attorney-in-Fact




(1) Philip F. Anschutz executed a Power of Attorney that authorizes Robert M. Swysgood to sign this Schedule 13D on his behalf as an individual and on his behalf as Chairman of Anschutz Company, and on his behalf as Chairman of the Anschutz Corporation. A copy of the Power of Attorney is filed as Exhibit 1 to this Schedule 13D.